FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 9/7/2018

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s presentation during its 2018 investor day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: September 7, 2018

September 7, 2018 Máximo Vedoya - CEO 7 September 2018 Ternium Investor Day 2018 Ternium Investor Day 2018 1

Forward-Looking Statements This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, “Ternium”) that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium’s business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements. Ternium Investor Day 2018 2

Event Schedule . 8:30 a.m. Registration and breakfast . 9:00 a.m. Presentation by Máximo Vedoya, CEO, and Ternium management . 10:00 a.m. Q&A session . 11:00 a.m. Closing remarks Ternium Investor Day 2018 3

Speakers Máximo Vedoya, Chief Executive Officer Mr. Vedoya has been Ternium’s CEO since March 2018. He is an Industrial Engineer from Instituto Tecnológico de Buenos Aires (Argentina) and holds a Master of Science in Management degree from Stanford University (USA). Mr. Vedoya is President of CANACERO (Mexican steel association). He is also a member of the Board of the Latin American Steel Association and the Mexican Industrial Chamber as well as General Counselor of the University of Monterrey (Mexico). Pablo Brizzio, Chief Financial Officer César Alejandro Jiménez, Ternium Mexico President Martín Berardi, Ternium Argentina President Marcelo Chara, Ternium Brasil President Oscar Montero, Planning and Global Business Development General Director Sebastián Martí, Investor Relations Director Ternium Investor Day 2018 4

Agenda Sustainable Profitability Steel Markets The Next Phase in Ternium’s Development Conclusion Ternium Investor Day 2018 5

Sustainable Profitability Ternium Investor Day 2018 6

Sustainable Profitability

A comprehensive management approach

- Proactive approach to environment, health and safety (EHS) management
- Focus on differentiation through sophisticated products and services
- Deep ties with our communities
- Commitment to integrity
- Recruitment, training and retention of talent
- Quest for excellence in industrial management and technology
- Fostering of steel value chain



EBITDA Margin (% of net sales)
Ternium
Peers range1
25%
20%
15%
10%
5%
0%
2013
2014
2015
2016
2017
1H18



Profitability
EHS
Market leadership
Community
Talent
Value Chain
Industrial excellence
Integrity

1 Long steel Americas, global player, U.S. minimill and U.S. integrated (Source: Bloomberg)

Ternium Investor Day 2018

7

Sustainable Profitability Strong commitment to the environment, health and safety . Standardized Environment Health & Safety (EHS) Lost time injury frequency rate management systems (# of events / million hours worked) . Extensive training and management performance accountability on EHS 2.6 . 1.4 Dupont program and certification of EHS systems 1.1 0.8 0.7 . Health and safety OHSAS 18001 2011 2013 2015 2017 1H18 . Environment ISO 14001 . Energy saving ISO 50001 . Investment in best available technologies to reduce environmental footprint and risks to safety Ternium Investor Day 2018 8

Sustainable Profitability Commitment to integrity through strong corporate governance . Audit committee (three independent directors) . Internal Audit Department reporting to the Chairman and the Audit Committee . Business Conduct Compliance Officer reporting to the CEO . Compliance department that oversees SOX certifications and related party transactions . Employee accountability and training to ensure a transparent behavior Codes Policies Procedures Conduct for all Transparency Relevant . Confidential channels to report non-compliant employees Business conduct information behaviors Ethics for senior Antifraud Related party financial officers Securities trading transactions Conduct for Human rights suppliers Ternium Investor Day 2018 9

Sustainable Profitability Fostering the steel industry value chain in Mexico and Argentina . Supporting 1,600 SMEs (customers and suppliers) through: . Training programs . Industrial projects and business consultancy . Institutional assistance . Commercial support and financial aid . Playing an active role at: . Universities . Business schools . “ProPymes has helped create an industrial network Government agencies that encourages the professionalization and quest for . Industrial associations excellence of SMEs.” Ternium Investor Day 2018 10

Sustainable Profitability Deep ties with our communities . Working together with local institutions to enhance the education and welfare of our communities . Scholarships, internships, teachers’ training, infrastructure funding, volunteering programs . Health prevention campaigns, infrastructure funding, sports sponsoring . Integration (social and arts events) New technical school in Pesquería Heritage Photo Archive Volunteer programs for school repair Ternium Investor Day 2018 11

Sustainable Profitability Successful implementation of our business strategy . Strong operating performance Economic value generated (2017) . Solid financial position (1x net debt to EBITDA) Employees Suppliers . $900 $6.8 Increasing return to shareholders million billion R&D Capital Shipments (million tons) $10 providers 11.6 $1.2 9.8 million 9.4 9.6 billion Community Capex 6.8 investments 5.1 5.1 $410 $13 Taxes million million $440 2014 2015 2016 2017 1H18 million EBITDA (billion $) Annual dividends ($ per ADS) 1.9 1.10 1.00 1.5 0.90 0.90 +69% 1.5 0.75 1.1 0.65 1.5 1.0 2014 2015 2016 2017 1H18 2012 2013 2014 2015 2016 2017 Ternium Investor Day 2018 12

Steel Markets Ternium Investor Day 2018 13

Global Steel Markets Steel consumption growing in a world that is raising barriers against unfair steel trade . Main steel consuming countries growing Apparent steel use (2018f) simultaneously . Chinese steel consumption increasing significantly year-to-date . Unfair steel trade in the agenda of governments Europe USA China around the world = Mexico India+ASEAN . NAFTA renegotiation Colombia . Mexico and US agreed on preliminary terms of trade Brazil . Canada / US negotiations continue Argentina . Section 232 in US steel market . 25% tariff on most steel imports Source: worldsteel, Instituto Aço Brasil, CANACERO and ANDI . Short list of countries with quotas Ternium Investor Day 2018 14

Mexico Attractive steel market driven by the industrial sector . Ternium’s steel shipments CAGR of 7% (2013-2017) Ternium’s steel shipments in Mexico . (million units) Ternium’s product range increasingly more value- Industrial Commercial 6.4 6.6 added over the years 5.6 5.9 5.0 . Growth driven mainly by high-end steel market . Construction market demand remains subdued mainly 55% due to a decrease in government spending 46% . Steel consumption in 2018 slightly lower year-over- 2013 2014 2015 2016 2017 year on weaker commercial market partially offset by growth in the industrial segments Ternium’s Mexican steel shipments by industry (2017) Automotive 27% Home appliances 8% HVAC / lighting 8% Commercial Other industries Source: Alacero / Ternium estimates 45% 11% Ternium Investor Day 2018 15

Mexico Industrial activity resilient to trade uncertainties . Automotive industry remains strong Light vehicle production – Mexico . (million units) Record 3.9 million light vehicles produced in 2017 3.9 4.0 3.5 3.2 3.4 (+13% vs 2016) 2.9 . 4.0 million units expected for 2018 . Other industry indicators fairly positive in 1H 2018 . Heavy machinery and equipment +3.6% 2013 2014 2015 2016 2017 2018f . Transportation equipment +2.4% . Metallic products fabrication +2.6% . Electronics +3.9% . Electrical and Energy equipment -1.2% . Development of new products to satisfy industrial customer demands Source: Inegi / Amia / IHS Ternium Investor Day 2018 16

Mexico Construction activity supported by the private sector . Private construction spending offsetting a decrease Construction spending – Mexico (billion of constant MXN) in government investment in infrastructure Private Government 255 255 . 238 241 Uncertainties related to Mexican elections and the 218 219 242 223 NAFTA renegotiation affecting private investment 205 202 180 166 . The new administration in Mexico announced the intention to carry out several infrastructure projects . Refineries . Trains and highways 2012 2013 2014 2015 2016 2017 . Ports . New trade agreement with the US could revive private construction . Development of value-added services to increase customers’ loyalty . Enhanced inventory management . Faster response to customer requirements Source: Inegi Ternium Investor Day 2018 17

Argentina Decreased flat steel consumption expected in 2018 . Flat steel use in Argentina revised down in 2018 Apparent flat steel use – Argentina (million tons) . 3.1 -5% Agribusiness sector affected by adverse weather 2.9 2.7 conditions (grain production down 18% y-o-y in 2.5 2017/18) . Significant volatility in local financial markets . High interest rates 2015 2016 2017 2018f Ternium’s Argentine steel shipments by industry . Public infrastructure investments decelerating (2017) Automotive . 15% Decreased local demand for vehicles and home Agribusiness 6% appliances Construction Home appliance 5% 48% Cans 4% Oil & gas 5% Source: Alacero / Ternium estimates Other industrial 16% Ternium Investor Day 2018 18

Argentina Positive outlook for agribusiness and energy . Agribusiness sector recovery Grain production – Argentina (million tons) . Record acreage sown for the coming season 137 140 . 123 125 Projected grain production +24% y-o-y 105 111 113 91 . Development of the Vaca Muerta shale formation . Natural gas production rates accelerating . Announced investments over $12 billion 11/12 12/13 13/14 14/15 15/16 16/17 17/18 18/19f . Construction sector Shale gas production – Argentina 27.0 . 3 Expected decline in government spending in (million m /day) infrastructure that could be offset by kick-off of Private-Public Projects (PPP) . 6.7 Renewable energy projects 2.9 4.1 0.5 1.4 . Approved projects account for 13% of Argentina’s electricity generation capacity 2013 2014 2015 2016 2017 2018f Source: Ministerio de Agroindustria / G&G Energy Consultants /Ternium estimates Ternium Investor Day 2018 19

Brazil Steel consumption rebounding in 2018 . Brazilian apparent steel use expected to increase Apparent steel use – Brazil 6% in 2018 (million tons) 25.6 . 21.3 Industrial activity growing, including automotive 18.2 19.2 +6% 20.4 manufacturing . Usiminas: . Operational performance improving 2014 2015 2016 2017 2018f . Leverage reduction continues Source: Alacero / Ternium estimates . Agreement with NSSMC regarding governance Usiminas adj. EBITDA Usiminas shipments (billion BRL) (million tons) 5.5 2.2 4.9 1.9 3.7 4.0 1.2 0.7 2.1 0.3 2014 2015 2016 2017 1H18 2014 2015 2016 2017 1H18 Ternium Investor Day 2018 20

Colombia Growth opportunity in the long steel market . Colombian steel market is the fourth largest in Latin Apparent long steel use – Colombia (million tons) America Local production Imports 2.5 . 2.1 2.2 2.2 2.1 Imports account for a significant share of long steel 1.8 1.9 consumption . Ternium to expand its participation in the construction sector in the north/northwest of Colombia 2011 2012 2013 2014 2015 2016 2017 . Approximately 50% of steel rebar consumption . No local production Ternium´s new rebar facility . Expensive logistics from the mills in central Ternium´s Manizales unit Peers´ bar facilities Colombia Sea ports . Greenfield rebar facility under construction . Annual capacity of 520,000 tons . Start up in 2019 . Total investment of $90 million Ternium Investor Day 2018 21

The Next Phase in Ternium’s Development Ternium Investor Day 2018 22

The Next Phase in Ternium’s Development Ternium Brasil: bringing a state-of-the-art facility to its full potential . First actions WC headcount Productivity . (Sep 2017 = 100) (3Q 2017 = 100) Short-term plan to establish reliable operations 109 . 100 100 Focus on increasing production rates 85 . Implementation of Ternium’s best practices . Labor productivity -15% +9% . Supply chain management Sep-17 Jul-18 3Q17 Last 3M . Operational practices . Integration with Ternium’s industrial system . Coordinated production plans . Logistics . Successful adoption of company values Ternium Investor Day 2018 23

The Next Phase in Ternium’s Development Consolidating our leadership in the Mexican flat steel market . New state-of-the-art hot-rolling mill at Pesquería HRC dimensional range Industrial Center 2525 . Significant expansion of Ternium’s product range New HRC capacity 2020 . Replacement of high value-added steel imports and improvement of customer service 1515 . Targeting the automotive industry, as well as the Current product 1010 home appliance, machinery, energy and construction range in Thickness [mm] Thickness sectors Ternium Mexico 55 . Annual production capacity of 4.1 million tons . 00 Expected start up: end of 2020 700 1000 13001300 1600 19001900 Width [mm] . Total investment of $1.1 billion Ternium Investor Day 2018 24

The Next Phase in Ternium’s Development Consolidating our leadership in the Mexican flat steel market . New hot-dipped galvanizing and painting lines . Most advanced painting technology in Mexico for high-end value-added products . Targeting HVAC1, home appliance and automotive industries . Annual production capacity: . Galvanizing: 350,000 tons . Painting: 120,000 tons . Expected start up: . Painting: March 2019 . Galvanizing: May 2019 . Total investment of $280 million 1 HVAC: heating-ventilation-air conditioning Ternium Investor Day 2018 25

The Next Phase in Ternium’s Development Opportunity to expand our footprint in Mexico with high-end steel products . Unmatched technological capabilities in Latin America Apparent flat steel use – Mexico (million tons) to strengthen Ternium's competitive position Ternium Other local Imports 18.1 . 16.5 Targeting industrial customers 15.0 . 12.6 High value-added products 11.5 . Customized services . Enhanced differentiation strategy . Significant import substitution opportunities in Mexico’s 2011 2013 2015 2017 2025f flat steel market . Imports mainly comprising high value-added products Flat steel imports in 2017 – Mexico . (million tons) Automotive industry (half of total flat steel imports) 4.0 . Home appliances 2.3 . HVAC 1.7 . Metal building systems Automotive Other industrial Commercial Source: Alacero / Ternium estimates Ternium Investor Day 2018 26

The Next Phase in Ternium’s Development A significant transformation of our industrial system . Crude steel capacity up 71% after acquisition of Rio Crude steel capacity Hot-rolled coils capacity (million tons / year) (million tons / year) de Janeiro facility 12.4 13.4 . Hot-rolled coils capacity to increase 50% with 8.9 addition of new hot rolling mill at the Pesquería 7.3 industrial center +71% +50% . Expansion of our footprint in Mexico with cutting- edge new products Dec´16 Dec´17 Dec´16 Dec´20f HDG steel capacity Pre-painted capacity (million tons / year) (million tons / year) 3.6 1.1 2.8 0.9 +28% +18% Dec´16 Dec´22f Dec´16 Dec´19f Ternium Investor Day 2018 27

The Next Phase in Ternium’s Development Change in management structure designed to fit a more complex industrial system . New centralized industrial management area . Engineering . Automation Countries People . Health, safety & environment . Focus on capacity utilization, quality and maintenance Integrated . Improvement of production processes Distribution Centers IntegratedFacilities through technical benchmarking and best Facilities practices . Deployment of new technologies at the facilities . Service Downstream Internal technical support Centers Facilities Ternium Investor Day 2018 28

The Next Phase in Ternium’s Development Increased R&D efforts to maximize our new state-of-the-art facilities . Expansion of Ternium’s R&D capabilities . New R&D Lab in Pesquería . Enhance of metallurgy training for R&D staff (PhD/Master programs) . Opportunity to develop cutting-edge products supported by new slab and HRC facilities “A new Lab in Pesquería will enable us to . R&D partnerships with research institutes and reduce product development cycles” educational centers . Participation in WorldAutoSteel . Design of new production processes to maximize efficiency, productivity and quality . Technological customer support to increase loyalty, competitiveness and differentiation Ternium Investor Day 2018 29

Conclusion Ternium Investor Day 2018 30

Conclusion . Growing consumption in world steel markets supporting healthy margins for the steel industry . Increasing awareness of unfair steel trade leading to trade measures around the world . Sustainable business model with superior profitability and solid financial position . Excellence in industrial management with extensive use of latest technologies . On track to become an even stronger company with improved competitive positioning based on differentiated products and services . Continued focus on generating long-term shareholder value Ternium Investor Day 2018 31

7 September 2018 www.ternium.com Ternium Investor Day 2018 32